OFS Capital Corporation
____________________________________________________________________________
10 S Wacker Dr ♦ Suite 2500 ♦ Chicago, IL 60606 ♦ 847.734.2000 ♦ FAX 847.734.7910
April 8, 2020
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention: Ashley Vroman-Lee, Esq.

Re:	OFS Capital Corporation - Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 File No. 333-236517
Dear Ms. Vroman-Lee:
On behalf of OFS Capital Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 to 4:00 PM Eastern Time on April 10, 2020, or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact me at (847) 734-2000 or, our counsel, Cynthia M. Krus, at Eversheds Sutherland (US) LLP at (202) 383-0218.

Sincerely,

OFS Capital Corporation

By: /s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer